October 29, 2013

Ms. Linda Cvrkel Branch Chief United States Securities and Exchange Commission Washington, D.C. 20549

Re: GeneLink, Inc. Form 10-K for the Year Ended December 31, 2012 Filed April 1, 2013 Form 10-Q for the Quarter Ended March 31, 2013 Filed May 15, 2013 File No. 000-30518

Dear Ms. Cvrkel:

This letter is to confirm the discussion between Chrissy Hembree, Controller, and Claire Erlanger per the SEC Comment Letter received October 15, 2013, GeneLink requested and was granted an additional 10 business days to respond to the letter. The response to the letter will be filed on or before November 12, 2013

Sincerely,

/s/ Bernard L. Kasten, Jr. M.D. Dr. Bernard Kasten, Jr. MD Chief Executive Officer